UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-13881

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’

PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MARRIOTT INTERNATIONAL, INC.

10400 Fernwood Road

Bethesda, Maryland 20817

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1.	Financial statements

•	Report of Independent Registered Public Accounting Firm - Bazilio Cobb Associates

•	Statements of Net Assets Available for Benefits as of December 31, 2012 and December 31, 2011

•	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012

•	Notes to Financial Statements

Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

2.	Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

3.	Signatures

4.	Exhibits

23.1	- Consent of Independent Registered Public Accounting Firm - Bazilio Cobb Associates

Marriott International, Inc. Employees’ Profit Sharing,

Retirement and Savings Plan and Trust

Financial Statements and Supplemental Schedule With

Report of Independent Registered Public Accounting Firm

December 31, 2012 and 2011

1920 N Street, NW ¡ Suite 800 ¡ Washington, DC 20036 ¡ PH 202.737.3300 ¡ FX 202.737.2684 ¡ www.baziliocobb.com

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2012 AND 2011

Report of Independent Registered Public Accounting Firm

The Profit Sharing Committee

Marriott International, Inc. Employees’

  Profit Sharing, Retirement and Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Bazilio Cobb Associates

Washington, DC

June 14, 2013

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	December 31
	2012	2011
Assets
Investments in Marriott International, Inc. Pooled Investment
Trust for Participant Directed Accounts, at fair value	$3,669,984,701	$3,237,716,911

Total investments	3,669,984,701	3,237,716,911

Receivables:
Notes receivable from participants	102,081,224	99,870,388
Due from Marriott International, Inc. for Company contribution	76,922,281	79,756,196

Total receivables	179,003,505	179,626,584

Total assets	3,848,988,206	3,417,343,495

Liabilities
Accrued expenses	269,066	280,619

Total liabilities	269,066	280,619

Net assets reflecting investments at fair value	3,848,719,140	3,417,062,876

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(43,651,752)	(39,186,954)

Net assets available for benefits	$3,805,067,388	$3,377,875,922

The accompanying notes are an integral part of these financial statements.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

Additions
Interest income on notes receivable from participants	$4,229,429
Investment gains from participation in Marriott International, Inc. Pooled Investment Trust for Participant Directed Accounts	448,184,001
Participants contributions	182,575,008
Marriott International, Inc. contributions	79,376,053

Total additions	714,364,491

Deductions
Benefits paid to participants	284,100,202
Administrative expenses	3,072,823

Total deductions	287,173,025

Net increase	427,191,466
Net assets available for benefits at beginning of year	3,377,875,922

Net assets available for benefits at end of year	$3,805,067,388

The accompanying notes are an integral part of these financial statements.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1:	DESCRIPTION OF THE PLAN

The following description of the Marriott International, Inc. (the “Company”) Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of the Company who are at least 21 years of age and have completed at least one year of service. Effective January 1, 2013, the Plan will permit eligible employees to participate after completing 90 days of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan’s assets are held and invested on a commingled basis in the Marriott International, Inc. Pooled Investment Trust for Participant Directed Accounts (the “Master Trust”) (see Note 3).

Contributions

Each pay period, participants may contribute up to 80% or a fixed dollar amount (minimum of $3 per week) of compensation. The Plan Administrator may limit contributions by highly compensated employees to ensure satisfaction of nondiscrimination tests.

The Retirement Savings Plan offers a discretionary match on the first 6% (or, for highly compensated employees, up to the limit on before-tax contributions established by the Plan Administrator for the Plan year) of annual compensation contributed. To be eligible for the match, employees must be at least 21 years of age, must have completed at least one year of service and must be employed as of the last day of the Plan year to be eligible for the match, although employees whose employment ends due to retirement, disability or death will be eligible for a match on their contributions for the Plan year. In addition, employees whose employment with the Company ended due to the spinoff of Marriott Vacations Worldwide Corporation in November 2011 were eligible for the match on contributions made prior to the spinoff. In general, Company contributions are allocated among participants’ accounts after the close of the Plan year based on compensation contributed. Contributions are subject to certain limitations.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1:	DESCRIPTION OF THE PLAN (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Forfeitures of terminated participants’ nonvested accounts are to be used to pay administrative expenses or to reduce future Company contributions. Allocations are based on participant compensation contributed or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are immediately 100% vested in Company contributions.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 4 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the vested balance in the participant’s account and bear interest at the prime rate published by the Wall Street Journal plus 100 basis points. Interest rates range from 4.25% to 10.5%. Effective for loans issued on and after July 2, 2012, loans will bear interest at the prime rate published by the Wall Street Journal plus 200 basis points. Principal and interest are paid ratably through weekly or bi-weekly after-tax payroll deductions.

Participants generally are limited to one outstanding loan; participants who had an outstanding loan under both the Plan and the Ritz-Carlton Hotel Company, L.L.C. Special Reserve Plan, at the time of its merger with the Plan, in June 2006, were permitted to maintain the total outstanding balance under a new promissory note.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1:	DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

A participant with an account balance greater than $5,000 can elect to receive a lump sum amount, partial distributions or installment payments equal to the value of the participant’s vested interest in his or her account. If a participant’s Plan account balance is at least $1,000, but not more than $5,000, the participant’s vested account balance will be rolled-over into an individual retirement account established by the Plan if the participant does not elect, within time frames established by the Plan administrator, to receive a lump sum cash distribution or to make a direct rollover. The Plan provides for automatic lump sum distribution for participants who terminate employment with a vested account balance of less than $1,000.

Forfeited Accounts

On termination of service, the unvested portion of a participant’s Company contribution account is forfeited after five consecutive one-year breaks in service or, if earlier, when the participant takes a distribution of his entire account balance. Forfeitures are used to pay Plan expenses or to reduce future Company contributions. As of December 31, 2012 and 2011, forfeiture credit balances of $17,500 and $8,559, respectively, were available to pay Plan expenses.

Administration

The Profit Sharing Committee serves as the named fiduciary of the Plan. Administration of the Plan is under the direction of (i) the Profit Sharing Committee, all of whom are members of senior management of the Company; (ii) a trustee who is a corporate officer of the Company; and (iii) a Plan administrator, who is an employee of the Company. The trustee and the investment managers appointed by the Profit Sharing Committee are responsible for investment of the Plan assets.

Administrative and Investment Expenses

To the extent not paid by the Company or from forfeitures, certain administrative and all investment expenses are paid by the Plan and are allocated to participants based on account balances.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1:	DESCRIPTION OF THE PLAN (Continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of the available investment options. Participants may change their investment options on a daily basis.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation unit’s in common collective trusts is based on quoted redemption values on the last business day of the Plan’s year-end.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments Valuation and Income Recognition (Continued)

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Statements – Investment Companies and FASB ASC 962, Plan Accounting – Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Master Trust invests in fully benefit-responsive guaranteed investment contracts (“GICs”) and synthetic investment contracts (“synthetic GICs”). As required by generally accepted accounting principles, the statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

The Company Stock Fund (the “Stock Fund”) is tracked on a unitized basis. The Stock Fund consists of Marriott International, Inc. common stock, funds held in the Northern Trust Company Collective Short-Term Investment Fund sufficient to meet the Stock Fund’s daily cash needs, as well as interest and dividends receivable. Unitizing the Stock Fund allows for daily trades. The value of a unit reflects the combined market value of Marriott International, Inc. common stock, valued at its quoted market price, and the cash investments and receivables held by the Stock Fund. At December 31, 2012, 20,282,094 units were outstanding with a value of $25.99 per unit. At December 31, 2011, 14,238,505 units were outstanding with a value of $29.17 per unit.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), the next priority to quoted values based on observable inputs (Level 2 measurements), and the lowest priority to values based on unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are briefly described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. For example, real estate using an independent appraisal process would be Level 3.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)

The asset’s or liability’s fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2012 and 2011.

Mutual funds and common/collective trusts – Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Common stock, corporate bonds and U.S. government securities – Valued at the closing price reported on the active market on which the individual securities are traded.

Government mortgage-backed obligations – The fair value is based on whether the security is liquid and available quotes and trades in the market. Additionally, other factors considered are the structure, age, quality, burnout rate and other qualitative factors that can influence the price.

Guaranteed investment contracts – Valued at fair value by discounting the related cash flows based on the net present value of expected future payments, which include interest and a lump sum contract amount, discounted at a rate determined by the quality of the investment and the average remaining life.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants

Notes receivable from participants are recorded at principal less repayments plus accrued interest. A loan is considered in default if a payment is not made when due within 90 days after the due date; an outstanding loan balance is not repaid by the original due date; or there is a material misrepresentation in connection with the loan application.

Adoption of New Accounting Pronouncement

In May 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which provides clarifying guidance on how to measure fair value and has additional disclosure requirements. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2 and, for Level 3 fair value measurements, a description of the valuation processes and additional information about unobservable inputs impacting Level 3 measurements. ASU 2011-04 was effective and adopted by the Plan prospectively for the year ended December 31, 2012. See Note 4, Fair Value Measurements, for further details.

NOTE 3:	MASTER TRUST

The Plan’s custodian is The Northern Trust Company (“Northern Trust”). The assets of the Plan are principally held and invested on a commingled basis in the Master Trust, which was established for the investment of the assets of the Plan and another retirement plan sponsored by the Company, Marriott International, Inc. Employees’ 401(k) Plan (the “401k Plan”).

The assets, interest and dividend income, investment expenses, and realized and unrealized appreciation (depreciation) in fair value of investments of the Master Trust are allocated to the participating plans based on the number of units outstanding in each fund in which the Plan invests at the conclusion of each business day, except for participant loans, which are based on actual loan balances

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 3:	MASTER TRUST (Continued)

of each plan’s participants. Participant loans are considered to be an asset held outside of the Master Trust. In addition, only the Plan’s participants can invest in the Marriott Common Stock Fund. At December 31, 2012 and 2011, the Plan’s overall interest in the net assets of the Master Trust was 99.61% and 99.64% respectively. The Plan’s interest in each fund in the Master Trust is as follows:

Balanced Fund	99.54%
Bond Fund	99.76%
Fidelity Contrafund	99.90%
Large-Cap Value	99.14%
Large-Cap Equity Fund	99.96%
Large-Cap Growth Fund	99.56%
Marriott Common Stock Fund	100.00%
Mid-Cap Growth Fund	99.32%
Morgan Stanley International Equity Fund	99.76%
Northern Trust Collective S&P 500 Index Fund	98.99%
Small-Cap Equity Fund	99.67%
Stable Value Fund	99.51%
Vanguard Retirement 2015	99.44%
Vanguard Retirement 2025	99.40%
Vanguard Retirement 2035	99.53%
Vanguard Retirement 2045	99.76%
Vanguard Retirement 2055	99.28%
Vanguard Retirement Income	99.61%

The following investment represents 5% or more of the Plan’s net assets at December 31, 2012 and 2011:

	2012	2011
Plan Interest in Master Trust Investments	$3,669,984,701	3,237,716,911

Plan’s overall interest in net assets reflecting investments of the Master Trust	99.61%	99.64%

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 3:	MASTER TRUST (Continued)

The following table presents the net assets of the Master Trust as of December 31, 2012 and 2011:

	2012	2011
Assets
Investments, at fair value	$3,684,343,963	$3,242,576,954

Receivables:
Receivables from sale of investments	2,577,749	5,324,756
Accrued interest and dividends	3,650,458	8,024,061

Total receivables	6,228,207	13,348,817

Total assets	3,690,572,170	3,255,925,771

Liabilities
Accounts payable on investments purchased	5,497,358	5,110,764
Custodian and advisor fees payable	1,383,296	1,267,054

Total liabilities	6,880,654	6,377,818

Net assets reflecting investments at fair value	3,683,691,516	3,249,547,953

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(43,867,199)	(39,376,274)

Net assets available for benefits	$3,639,824,317	$3,210,171,679

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 3:	MASTER TRUST (Continued)

The following table presents the net investment gains of the Master Trust for the year ended December 31, 2012:

Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	$63,758,460
Common/collective trusts	56,210,872
Marriott International, Inc. common stock	26,733,464
Other common stock (including foreign common stock)	234,473,025
Corporate bonds, notes, and other obligations	10,009,686
U.S. Government obligations	(3,388,039)

Total net appreciation in fair value of investments	387,797,468

Interest and dividend income	67,099,474
Investment expenses	(5,357,732)

Net investment gain	$449,539,210

The net investment gain of the Master Trust is comprised of the net investment gain for the Plan of $448,184,001 and net investment gain for the 401k Plan of $1,355,209 and is based on each plan’s participant-directed activity.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 4:	FAIR VALUE MEASUREMENTS

The following table presents the Plan’s investments that are measured at fair value on a recurring basis at December 31, 2012 consistent with the fair value hierarchy provisions of FASB ASC 820.

	Fair Value Measurement at Reportable Date
	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents and Invested Cash	$1,236,519	$9,873,227	$—	$11,109,746
Corporate Bonds
Preferred	—	59,287,865	—	59,287,865
Others	—	394,112,141	—	394,112,141
Common Stock - Preferred
Financials	2,365,327	—	—	2,365,327
Others	—	477,855	—	477,855
Common Stock - Marriott International, Inc.	518,255,674	—	—	518,255,674
Common Stock
Consumer Discretionary	149,029,036	—	—	149,029,036
Consumer Staples	24,391,779	—	—	24,391,779
Energy	62,057,518	—	—	62,057,518
Financials	120,928,393	—	—	120,928,393
Health Care	156,651,373	—	—	156,651,373
Industrials	134,489,393	—	—	134,489,393
Information Technology	219,776,425	—	—	219,776,425
Materials	39,909,743	—	—	39,909,743
Telecommunications	11,900,397	—	—	11,900,397
Utilities	9,547,899	—	—	9,547,899
Real Estate Investment Trusts	12,462,124	—	—	12,462,124
Others	98,292	60,004	—	158,296
Other Fixed Income Securities	—	1,895,929	—	1,895,929
Commercial Mortgage-Backed Securities	—	33,130,321	—	33,130,321
U.S. Government Securities
Financial Services	—	567,303	—	567,303
Asset-Backed Securities	—	57,943,670	—	57,943,670
Government Agencies	—	56,312,535	—	56,312,535
United States Treasury Bonds	—	156,501,241	—	156,501,241
Government Mortgage-Backed Securities	—	269,019,823	—	269,019,823
State and Local Governments	—	21,027,493	—	21,027,493
Municipal Bonds	—	8,298,936	—	8,298,936
Others	—	52,431	—	52,431
Index-Linked Government Bonds	—	4,562,372	—	4,562,372
Non-Government Backed CMOs		85,867		85,867
Guaranteed Investment Contracts - Stable Value Fund	—	—	15,033,231	15,033,231
Other Fixed Income	—	1,527,485	—	1,527,485
Common/Collective Trusts
Equity Funds	—	460,078,142	—	460,078,142
Bond Funds	—	38,342,806	—	38,342,806
Short-term Funds	—	52,933,960	—	52,933,960
Mutual Funds
Financials	1,614,252	—	—	1,614,252
Short-term Funds	—	133,825,005	—	133,825,005
Equity Funds	—	437,201,973	—	437,201,973
Expense Accruals and Pending Trade Payables	(4,096,718)	(2,784,340)	—	(6,881,058)

Grand Total	$1,460,617,426	$2,194,334,044	$15,033,231	$3,669,984,701

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 4:	FAIR VALUE MEASUREMENTS (Continued)

The following table presents the Plan’s investments that are measured at fair value on a recurring basis at December 31, 2011 consistent with the fair value hierarchy provisions of FASB ASC 820.

	Fair Value Measurement at Reportable Date
	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents	$398,360	$—	$—	$398,360
Corporate Bonds
Preferred	—	53,529,143	—	53,529,143
Others		73,082,054	—	73,082,054
Common Stock - Preferred	2,392,662	—	—	2,392,662
Common Stock - Marriott International, Inc.	416,754,310	—	—	416,754,310
Common Stock
Consumer Discretionary	155,666,446	—	—	155,666,446
Consumer Staples	19,876,749	—	—	19,876,749
Energy	72,742,767	—	—	72,742,767
Financials	97,500,570	—	—	97,500,570
Health Care	132,150,039	—	—	132,150,039
Industrials	123,415,706	—	—	123,415,706
Information Technology	206,792,602	—	—	206,792,602
Materials	29,910,279	—	—	29,910,279
Others	455,004	—	—	455,004
Telecommunications	7,979,157	—	—	7,979,157
Utilities	10,359,513	—	—	10,359,513
Real Estate Investment Trusts	6,400,487	—	—	6,400,487
U.S. Government Securities
Financial Services	—	640,645	—	640,645
Asset-Backed Securities	—	924,112	—	924,112
Government Agencies	—	2,159,264	—	2,159,264
Government Bonds	—	13,260,484	—	13,260,484
Government Mortgage-Backed Securities	—	124,704,709	—	124,704,709
Municipal Bonds	—	16,789,132	—	16,789,132
Guaranteed Investment Contracts - Stable Value Fund	—	—	807,390,581	807,390,581
Common/Collective Trusts
Bond Funds	20,725,497	—	—	20,725,497
Equity Funds	258,030,838	97,320,689	—	355,351,527
Short-term Funds	39,251,930	—	—	39,251,930
Mutual Funds
Financials	1,465,506	—	—	1,465,506
Short-term Funds	65,374,367	—	—	65,374,367
Equity Funds	380,273,309	—	—	380,273,309

Grand Total	$2,047,916,098	$382,410,232	$807,390,581	$3,237,716,911

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 4:	FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2012.

Investments	Beginning Balance at 12/31/2011	Principal Paydowns	Purchases	Sales	Settlements	Total Gains	Change in Unrealized Gain/(Loss)	Change in Accrued Income	Transfers to Level 2	Ending Balance 12/31/2012
Guaranteed Investment Contracts	$77,276,426	$—	$15,182,007	$(77,425,202)	$—	$—	$—	$—	$—	$15,033,231
Synthetic Guaranteed Investment Contracts			—	—	—	—
Asset-Backed Securities	56,572,089	(6,063,231)	26,896,443	(10,843,370)	(10,684,997)	2,084,223	(34,875)	(5,961)	(57,920,321)	—
Commercial Mortgage-Backed Securities	30,943,653	(3,971,389)	16,047,734	(2,202,255)	(9,846,835)	1,783,990	337,329	38,094	(33,130,321)	—
Corporate Bonds	293,624,174	(560,807)	136,643,878	(109,579,043)	(22,783,414)	10,989,358	6,465,616	(388,832)	(314,410,930)	—
Short-Term Investment Funds	1,210,548	—	15,611,975	(9,649,820)	(5,962,156)	29,800	—	443	(1,240,790)	—
Government Agencies	51,950,041	—	41,021,544	(7,624,737)	(33,359,876)	1,514,786	288,683	88,976	(53,879,417)	—
Government Bonds	96,724,959	—	110,969,524	(118,060,139)	7,760,082	1,111,674	(613,865)	(146,488)	(97,745,747)	—
Government Mortgage-Backed Securities	174,597,518	(52,426,580)	59,721,603	(45,214,290)	36,288,319	5,768,799	(1,047,148)	(148,793)	(177,539,428)	—
Guaranteed Fixed Income	485,259	—	—	—	—	7,472	(6,674)	(654)	(485,403)	—
Index-Linked Government Bonds	4,488,035	—	8,242,222	(25,829)	(8,216,326)	56,788	(5,253)	22,735	(4,562,372)	—
Invested Cash	9,871,819	—	—	—	—		—	1,408	(9,873,227)	—
Municipal/Provincial Bonds	7,602,676	—	6,851,174	(2,314,866)	(4,468,469)	282,600	266,198	47,158	(8,266,471)	—
Non-Government Backed CMOs	85,773	(2,390)	—	(77,991)	81,075	316	(687)	(229)	(85,867)	—
Other Fixed Income Securities	1,030,224	—	—	—	—	9,633	2,268	(43)	(1,042,082)	—
Pending Trade Purchases and Sales	927,387	—	—	—	—	—	(3,553,864)	—	2,626,477	—

Total	$807,390,581	$(63,024,397)	$437,188,104	$(383,017,542)	$(51,192,597)	$23,639,439	$2,097,728	$(492,186)	$(757,555,899)	$15,033,231

As underlying assets in the synthetic guaranteed income contract and their observable market data are available, these assets were transferred from Level 3 into Level 2 measurements.

The following table provides a summary of the valuation technique applied in determining the fair value of the Plan’s Level 3 investments and quantitative information regarding the significant unobservable inputs used:

Quantitative Information about Level 3 Fair Value Measurements

				Range
	Fair Value at	Valuation		(Weighted
	12/31/2012	Technique	Unobservable Input	Average)
Traditional Guaranteed		Discounted
Investment Contract	$15,033,231	Cash Flow	Discount Rate	0.0611%
			Yield-based Interest
			Crediting Rate	3.1000%
			Yield on Earnings	2.7100%

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 5:	GUARANTEED INVESTMENT CONTRACTS

The Master Trust is invested in certain investment contracts with banks and insurance companies. The investment manager of these investment contracts is T. Rowe Price.

The investment contracts for synthetic GICs are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses.

Traditional GICs are generally credited with a fixed rate of interest and not charged for administrative expenses. The Master Trust invests in both traditional GICs and synthetic GICs. The contracts are carried at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses if applicable) because they are fully benefit-responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair values for the traditional GICs have been estimated based on a discounted cash flow analysis. The estimated fair value is calculated based on the net present value of expected future payments, which include interest and a lump sum contract amount, discounted at a rate determined by the quality of the GICs and the average remaining life. This calculation is necessary, as traditional GICs are not actively traded investments for which a daily fair value is readily available.

The issuers of the traditional GICs are generally insurance companies. Where there are no underlying assets collateralizing the investment, the Master Trust’s ultimate realization of amounts invested in traditional GICs is dependent on the continued financial stability of the issuers of the GICs.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 5:	GUARANTEED INVESTMENT CONTRACTS (Continued)

The Master Trust owns the assets underlying the synthetic GICs, which consist primarily of U.S. government securities, corporate debt obligations, and mortgage-backed and other asset-backed securities. Fair values of the underlying securities are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the average bid quotations for those securities traded in over-the-counter markets or at fair value as determined by the investment manager for securities for which there is not an established market. Synthetic GICs utilize a benefit-responsive “wrapper” contract issued by a financially responsible third party that provides market and cash flow risk protection to the Master Trust. The fair value of the wrap contracts for the synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end.

Traditional GICs typically have fixed crediting interest rates. The synthetic GICs have crediting interest rates that reset, typically on a quarterly basis, based on a formula specified in the individual contracts. The minimum guaranteed rate is not less than 0%. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.

The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 5:	GUARANTEED INVESTMENT CONTRACTS (Continued)

Certain events limit the ability of the Master Trust to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options of deletion or equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Generally, traditional GICs cannot be terminated by the issuer prior to maturity without cause. Synthetic GIC issuers retain the right to request release from the contract without cause. If this occurs, T. Rowe Price may seek a successor contract issuer or may require scheduled termination of the contract at book value over a period of time generally equal to the contract duration. Examples of events that would allow the Synthetic GIC contract issuer to request release and immediately terminate the contract at market value with cause would be an ERISA prohibited transaction, termination of disqualification of the Plan, violation of the Investment Guidelines that is not cured, manager failure to provide information such as portfolio reports required by the contract, failure of any contract holder representations in the contract, material misrepresentations, and termination of the manager without issuer consenting to the successor manager.

As described in Note 2, because the GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC and synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 5:	GUARANTEED INVESTMENT CONTRACTS (Continued)

	2012	2011
Average yields for GICs and synthetic GICs:
Based on actual earnings	2.71%	3.15%
Based on interest rate credited to participants	3.10%	3.57%

Effective February 22, 2013, the Plan ceased offering the Stable Value Fund option to participants. The Stable Value Fund was replaced by the Short-Term Bond Fund, equally managed by T. Rowe Price and Chicago Equity Partners. In addition to investing their Stable Value Fund balance in the Short-Term Bond Fund, participants also have the choice to reallocate their balance to any of the other fund options offered under the Plan.

Like the Stable Value Fund, the Short-Term Bond Fund is a conservative investment that holds short-term bonds and seeks to exceed money market fund returns. The Short-Term Bond Fund is also expected to have fewer trading restrictions relative to the Stable Value Fund.

The Short-Term Bond Fund will continue to seek to provide current income with minimal fluctuation in principal value. The average duration of the portfolio will generally be between one and three years.

NOTE 6:	PARTY-IN-INTEREST

The Plan may, at the discretion of Plan participants, invest an unlimited amount of its assets in securities issued by the Company. The Plan held 13,905,438 and 14,182,187 shares of common stock of the Company as of December 31, 2012 and 2011, respectively. Dividends on Marriott International, Inc. common stock were $8,330,772 and $5,202,519 for the years ended December 31, 2012 and 2011, respectively.

NOTE 7:	INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service (IRS), dated October 12, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended, and has received a favorable determination letter date October 30, 2012.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 7:	INCOME TAX STATUS (Continued)

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 8:	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 9:	RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	December 31
	2012	2011
Net assets available for benefits as reported in financial statements at contract value	$3,805,067,388	$3,377,875,922
Distributions payable to terminated employees	(2,106,390)	(1,782,327)
Loans deemed as distribution for financial statements reporting purposes	5,330,079	—
Net recoveries from prior year defaulted loans/(deemed distributions) during the year for Form 5500 purposes	496,270	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (synthetic investments contracts only)	43,651,752	37,915,523

Net assets available for benefits as reported in Form 5500	$3,852,439,099	$3,414,009,118

The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500:

Benefits paid to participants as reported in the financial statements	$284,100,202
Amounts allocated to withdrawing participants at year-end	2,106,390
Amounts allocated to withdrawing participants at prior year-end	(1,782,327)
Loans deemed as distributions for financial statements reporting purposes	(5,330,079)
Net deemed distributions/(recoveries) during the year for Form 5500 purposes	(496,270)

Benefits paid to participants as reported in the Form 5500	$278,597,916

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 9:	RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500 (Continued)

The following is a reconciliation of notes receivables from participants as reported in the financial statements to the Form 5500 for the year ended December 31, 2012:

	2012	2011
Notes receivable from participants per financial statements	$102,081,224	$99,870,388
Loans deemed as distributions for the purpose of financial statements	5,330,079	—
Net (deemed distributions)/recoveries during the year for Form 5500 purposes	496,270	—

Notes receivable from participants per Form 5500	$107,907,573	$99,870,388

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid as of that date. The following is a reconciliation of the change in net assets available for benefits as reported in the financial statements to the Form 5500 for the year ended December 31, 2012:

Net increase in net assets available for benefits as reported in the financial statements	$427,191,466
Amounts allocated to withdrawing participants at year-end	(2,106,390)
Amounts allocated to withdrawing participants at prior year-end	1,782,327
Loans deemed as distribution for financial statements reporting purposes	5,330,079
Net (deemed distributions)/recoveries during the year for the Form 5500 purposes	496,270
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at year-end (synthetic investment contracts only)	43,651,752
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at prior year-end (synthetic investment contracts only)	(37,915,523)

Net increase in net assets available for benefits as reported in the Form 5500	$438,429,981

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 9:	RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500 (Continued)

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires synthetic GIC fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for synthetic GIC fully benefit-responsive investment contracts represents a reconciling item.

NOTE 10:	SUBSEQUENT EVENT

The Plan has evaluated events subsequent to December 31, 2012 and through June 14, 2013, the date the financial statements were available to be issued, and determined that there were no events that require adjustments to or disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

EIN: 52-2055918; Plan No.: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

DECEMBER 31, 2012

Identity of Issue, Borrower, Lessor, or	Description of Investment Including Maturity Date,	Cost	Current Value

Notes receivable from Participants *	Interest rates range from 4.25% to 10.5%; varying maturities	$—	$102,081,224

*	Party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Dated: June 14, 2013	/s/ Tracey Ballow
Plan Administrator